15025840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-49830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Evercore Group L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

55 East 52nd Street
(No. and street)

New York (City) **NY** (State) **10055** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Pensa **212-822-7573**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) **New York** (City) **NY** (State) **10112** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/18

[redacted]

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Evercore Group L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Evercore Group L.L.C. (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Evercore Group L.L.C. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

EVERCORE GROUP L.L.C.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
(Dollars in thousands)

ASSETS:	
Cash	$ 86,654
Securities owned, at fair value	34,706
Accounts receivable (net of allowances of $201)	80,212
Intangible assets (net of accumulated amortization of $3,064)	496
Cash deposited with clearing organization	250
Due from affiliates	8,149
TOTAL ASSETS	$ 210,467
LIABILITIES AND MEMBER'S EQUITY:	
Due to affiliates	$ 44,614
Deferred revenue	1,559
Other Liabilities	546
Total liabilities	46,719
Commitments and Contingencies (Note 9)	
MEMBER'S EQUITY	163,748
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 210,467

See notes to Statement of Financial Condition.

1. ORGANIZATION

Evercore Group L.L.C. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), and is registered as a broker-dealer in all 50 states and the District of Columbia. The Company provides corporate finance advisory services primarily to corporations in connection with mergers, acquisitions, divestitures, leveraged buyouts, joint ventures, restructuring, recapitalizations, and other extraordinary corporate transactions. These services also include the establishment of appropriate acquisition criteria; screening and identification of acquisition targets; valuation and assistance with due diligence and formulation of strategy; and assistance with negotiations and consideration of financing alternatives. The Company also provides valuation services, including public company comparisons and comparable transaction analysis and raises funds for financial sponsors, as well as participates in securities underwriting and selling activities.

On October 31, 2014, Evercore LP, the indirect parent of the Company, completed its acquisition of all of the outstanding equity interests of the operating businesses of International Strategy & Investment, a leading independent research-driven equity sales and agency trading firm. Prior to the closing of this transaction the Company acted as agent on behalf of institutional clients who engage in trading in equity securities. Following the closing of this transaction, the Company transitioned its securities agency trading activities to International Strategy & Investment L.L.C., a wholly-owned broker-dealer subsidiary of Evercore Partners Services East L.L.C. ("East").

The Company has not engaged in any of the following activities:

a. Carrying securities accounts for clients;

b. Receiving or holding securities or funds of clients;

c. Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

Evercore BD Investco L.L.C. (the "Member"), a majority owned subsidiary of East, is the sole member of the Company.

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Investment Banking Revenue — The Company earns investment banking fees from clients for providing advisory services on mergers, acquisitions, divestitures, leveraged buyouts, restructurings, private fund placement services and similar corporate finance matters, as well as from securities underwriting and agency services earning commission income.

The Company earns advisory revenues through: 1) success fees based on the occurrence of certain events which may include announcements or completion of various types of financial transactions; 2) retainer arrangements; and 3) fairness opinions. The Company recognizes advisory revenues when: 1) evidence of an arrangement with a client exists; 2) agreed-upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured. Fees paid in advance of services rendered are initially recorded as deferred revenue and recognized as advisory revenue ratably over the period in which the related service is provided.

Placement fee revenues are attributable to capital raising. The Company recognizes placement advisory fees at the time of the client's acceptance of capital or capital commitments in accordance with the terms of the engagement letter.

The Company earns underwriting revenues which are attributable to public and private offerings of equity and debt securities and are recognized when the offering has been deemed to be completed by the lead manager of the underwriting group. When the offering is completed, the Company recognizes the applicable management fee, selling concession and underwriting fee, the latter net of estimated offering expenses.

Commission income includes amounts received from customers for the execution of agency-based brokerage transactions in listed and over-the-counter equities which are recorded on a trade-date basis or, in the case of payments under commission sharing arrangements, when earned.

Interest Income — Interest is recorded on cash balances and on securities owned on an accrual basis as earned.

Service Fees — Service fees are settled monthly pursuant to a service fee agreement between the Company and East. See Note 4.

Execution and Clearing Expenses — Execution and clearing expenses are accrued as incurred.

Securities Owned, at Fair Value — The Company reflects securities owned at fair value on a trade-date basis. The Company invests in a fixed income portfolio consisting primarily of municipal bonds. These securities are carried at fair value.

Fair Value of Financial Instruments — The Company's cash and securities owned are recorded at fair value or at amounts that approximate fair value pursuant to Accounting Standards Codification ("ASC") 820, "Fair Value Measurement" ("ASC 820"), which among other things requires enhanced disclosures about financial instruments carried at fair value. See Note 5 for further information.

Accounts Receivable — Accounts receivable consists primarily of advisory fees and expense reimbursements charged to the Company's clients. The Company records accounts receivable net of any allowance for doubtful accounts. The Company maintains an allowance for bad debts to provide coverage for estimated losses from its client receivables. The Company determines the adequacy of

the allowance by estimating the probability of loss based on the Company's analysis of the client's creditworthiness and specifically reserves against exposure where the Company determines the receivables are impaired, which may include situations where a fee is in dispute or litigation has commenced.

Intangible Assets — Intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable as prescribed by ASC 360, "Property, Plant and Equipment."

Income Taxes — No provision for federal or state income taxes is included in the accompanying Statement of Financial Condition as the Member is responsible for such taxes based on its share of the Company's income.

Subsequent Events — The Company evaluates subsequent events through the date on which the Statement of Financial Condition is available to be issued. See Notes 4 and 6 for further information.

3. INTANGIBLE ASSETS

Private Funds Group of Neuberger Berman — In February 2010, the parent company of East acquired assets of the Private Funds Group of Neuberger Berman ("PFG"), who advises fund sponsors on all aspects of the fundraising process. The transaction resulted in intangible assets relating to client contracts and relationships of the U.S. business of $3.6 million that were contributed to the Company at their fair value.

As of December 31, 2014, intangible assets were as follows (dollars in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net
PFG	$ 3,560	$ 3,064	$ 496

4. RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement effective January 2, 2010, East provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

b. All communication services, postage, office supplies;

c. Administrative and support services and equipment as may be necessary for the Company to conduct its business;

d. Payment of salaries, bonuses and related costs of all East employees performing duties on behalf of the Company; and

e. Payment on the Company's behalf of all registration and filing fees necessary for the Company to do business as a broker-dealer.

Throughout the year, an allocation of the above costs, with no mark-up in price, is made to the Company by East via a service fee. During the year ended December 31, 2014, the Company incurred service fees to East, of which $44.6 million is payable as of December 31, 2014 and is included in Due to Affiliates in the accompanying Statement of Financial Condition.

In the normal course of business, the Company shares revenues for specific engagements with affiliates in the U.S., UK, Mexico, Hong Kong, Canada and Brazil. At December 31, 2014, the Company had receivables from these affiliates of $8.1 million included within Due from Affiliates on the Statement of Financial Condition related to such arrangements.

During 2014, East increased its line of credit from First Republic Bank to an aggregate principal amount of up to $50.0 million, to be used for working capital and other corporate activities. This facility is secured by (i) cash and cash equivalents of East held in a designated account with First Republic Bank, (ii) certain of East's intercompany receivables and (iii) third party accounts receivable of the Company. Drawings under the facility bear interest at the prime rate. The facility matures on June 27, 2015, and may be renewed or extended. During 2014, three drawings of $25.0 million were made on this facility, all of which were repaid as of December 31, 2014. On February 5, 2015, East drew $45.0 million on this facility.

5. FAIR VALUE MEASUREMENTS

ASC 820, among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily-available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I — Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives. As required by ASC 820, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The estimated fair values of these securities are based on quoted market prices provided by external pricing services.

Level III — Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The Company had no Level III investments at December 31, 2014.

The following table presents the categorization of investments within Securities owned, at fair value, on the Company's Statement of Financial Condition, measured at fair value on a recurring basis:

	December 31, 2014			
	Level I	Level II	Level III	Total
Money Market	$ 363	$ -	$ -	$ 363
Municipal Bonds, Corporate Bonds and Other Debt Securities	$ -	$ 34,343	$ -	$ 34,343

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company had no transfers between fair value levels during the year ended December 31, 2014.

The carrying amount and estimated fair value of the Company's financial instrument assets and liabilities which are not measured at fair value on the Statement of Financial Condition are listed in the table below.

		December 31, 2014			
	Carrying	Estimated Fair Value			
	Amount	Level I	Level II	Level III	Total
Financial Assets:					
Cash	$ 86,654	$ 86,654	$ -	$ -	$ 86,654
Accounts receivable (net of allowance)	80,212	-	80,212	-	80,212
Cash deposited with clearing organization	250	250	-	-	250
Due from affiliates	8,149	-	8,149	-	8,149
Financial Liabilities:					
Due to affiliates	$ 44,614	-	$ 44,614	-	44,614

The carrying amounts reported on the Statement of Financial Condition for Cash, Accounts Receivable, Cash deposited with clearing organization, Due from affiliates and Due to affiliates approximate fair value due to the short term nature of these items.

6. NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its minimum net capital requirement in accordance with the Alternative Net Capital Requirement, as permitted by Rule 15c3-1. Under the Alternative Net Capital Requirement, the Company's minimum net capital requirement is $0.3 million. At December 31, 2014, the Company had net capital of $74.1 million, which is in excess of $73.8 million in relation to its minimum net capital requirement of $0.3 million.

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3, based on sections (k)(2)(i) and (k)(2)(ii).

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC. During the year ended December 31, 2014, the Company made equity distributions to the Member of $153.0 million. On January 30, 2015, the Company made an equity distribution of $70.5 million to the Member.

7. RISK MANAGEMENT

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of investing activities.

The Company maintains its cash and securities owned with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits. However, the Company believes that the firm is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

The Company is subject to concentration risk by holding large positions in certain types of securities, including issuances from state and local government entities located in a particular geographic area, or issuers engaged in a particular industry. Securities owned by the Company include primarily state, city and local U.S. municipalities. Additionally, the Company is dependent on the services and businesses of East and other affiliates for the conduct of its business. As of December 31, 2014, four separate clients each individually accounted for 14%, 8%, 7% and 5% of the Company's accounts receivable balance.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2014-09 – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 provides amendments to ASC No. 605, "Revenue Recognition", and creates ASC No. 606, "Revenue from Contracts with Customers", which changes the requirements for revenue recognition and amends the disclosure requirements. The amendments in this update are effective either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption, during interim and annual periods beginning after December 15, 2016, with early adoption not permitted. The Company is currently assessing the impact of the adoption of this update on the Company's Statement of Financial Condition, or disclosures thereto.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses, and, in the past, the Company has been involved in civil litigation matters. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters,

how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

Leases — In July 2006, the Company and Evercore Group Holdings L.P. ("EGH"), an affiliated entity, entered into a lease for an additional 124,000 square feet of office space at our principal executive offices at 55 East 52nd Street, New York, New York. The rental payment obligations under the lease for the Company and EGH are as follows:

$10.2 million within one year or less

$21.0 million in one to three years

$21.6 million in three to five years and

$36.9 million thereafter

It is the intention of Evercore Partners Inc. that EGH is the primary obligor under this lease arrangement. The Company pays its portion of the leased space as part of its service fee to East, a wholly owned subsidiary of EGH. The term of the lease expires on April 29, 2023.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To The Member of Evercore Group L.L.C.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Evercore Group L.L.C. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. Evercore Group L.L.C.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copies of checks paid) noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and the Company's December 2014 working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2015

EVERCORE GROUP L.L.C.

EXEMPTION REPORT

Evercore Group L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company met the exemption provisions for the period from June 1, 2014 to December 31, 2014 without exception.

Paul Pensa
Chief Financial Officer

February 26, 2015

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member of Evercore Group L.L.C.
New York, New York

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Evercore Group L.L.C. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) and (k)(2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2015